Presentation to the Annual General Meeting Exhibit 99.3

The purpose of this presentation (the “Presentation”) is to provide general information about (ACN 157 690 830) (“the Company” or “NOVONIX”). It is not recommended that any person makes any investment decision in relation to the Company based on this presentation and this Presentation does not constitute, nor does it form part of an offer to sell or purchase, or the solicitation of an offer to sell or purchase, any securities of the Company.  Any offering of securities will be made only by means of a registration statement (including a prospectus) filed with the U.S. Securities and Exchange Commission (the “SEC”), after such registration statement becomes effective, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements under the U.S. Securities Act of 1933, as amended. No such registration statement has become effective, as of the date of this Presentation. Cautionary Note Regarding Forward-Looking Statements  This Presentation contains “forward-looking statements” about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar expressions. We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements are not guarantees or predictions of future performance and involve and are subject to known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause actual results to differ materially from those expressed in the statements contained in this Presentation. Readers are cautioned not to put undue reliance on forward-looking statements. Factors that could affect our business and results are included in the “Risk Factors” disclosed in our filings with the U.S. Securities and Exchange Commission (“SEC”), namely, our most recent annual report on Form 20-F and subsequent filings we may make with the SEC. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov. We undertake no obligation to update any forward-looking statements made in this Presentation to reflect events or circumstances after the date of this Presentation or to reflect new information or the occurrence of unanticipated events, except as required by law. Industry and Market Data  This Presentation contains estimates and information concerning our industry and our business, including estimated market size and projected growth rates of the markets for our products. Unless otherwise expressly stated, we obtained this industry, business, market, and other information from reports, research surveys, studies and similar data prepared by third parties, industry, and general publications, government data and similar sources; however, we have not independently verified the accuracy or completeness of this third-party data. Trademarks, Service Marks and Trade Names Throughout this Presentation, there are references to various trademarks, service marks and trade names that are used in the Company’s business. “NOVONIX,” the NOVONIX logo and other trademarks or service marks of NOVONIX appearing in this Presentation are the property of NOVONIX or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation are listed without the ® or ™ symbol, as applicable, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Presentation are the property of their respective owners. Important Notice and Disclaimers ASX: NVX | Nasdaq: NVX

NOVONIX Overview

Tier 1 Customer* Agreements Technology Agreements & Strategic Investors U.S. Federal Government Supporters Most advanced producer of synthetic graphite in North America and one of the only U.S.-based companies commercializing a domestic alternative We are production ready and preparing to deliver a qualifying mass production sample to our lead customer, Panasonic Energy, in 2026 Feedstock Advantage – Strategic partnership with Phillips 66, ensuring a stable, domestic raw material supply chain and reducing waste Proprietary furnace technology far superior to traditional graphitization processes, with lower energy usage and environmental impact and does not depend on any Chinese equipment, IP, or know-how Proudly headquartered in Chattanooga, Tennessee ASX: NVX | Nasdaq: NVX Strategic Relationships Why NOVONIX? NOVONIX is America’s Solution for Synthetic Graphite * Agreements require final product qualification.

The Battery Market

Defense applications Automotive batteries Energy storage solutions Aerospace Telecommunications Medical devices Consumer electronics ASX: NVX | Nasdaq: NVX Graphite is essential to every lithium-ion battery and critical for power grid stability, defense systems, and advanced manufacturing Projected North American Graphite Demand (k tonnes) Graphite is Critical to Energy Independence Source: Benchmark Mineral Intelligence, Q1 2026 Anode Demand Forecast (lithium-ion Chemistry) Synthetic graphite is the preferred anode material, due to improved cycle life and charge rate performance 100% US-based supply chain vs. natural graphite which is ~99% foreign mined - No mines required Synthetic Graphite is 83% of the AAM market in 2026

The Graphite Problem: Highly Concentrated Supply Chain

Chinese Concentration

- China is the world's largest producer and exporter of synthetic graphite with **~99% produced in China or by Chinese-controlled companies**[1]
- On December 1, 2023, China **imposed export controls** on certain graphite products and further tightened these controls in December 2024[2] and again in October 2025[3]
- Synthetic graphite is designated on the U.S. Geological Survey's **Critical Minerals List**, underscoring its economic and national security importance
- **Dependence** on concentrated synthetic graphite supply presents a significant risk to U.S. energy / defense, and **global supply security**
- Current methods for manufacturing Synthetic Graphite cannot be permitted in countries with **environmental** standards

1. Benchmark Minerals Intelligence Synthetic Graphite Supply Demand and Price Forecast Q1 - 2026
2. https://source.benchmarkminerals.com/article/china-tightens-graphite-export-controls-to-the-us
3. Some of these controls (particularly for "legacy" contracts) are relaxed until November 2026



Acheson furnace (used in China to synthesize graphite) exhausting smoke and gasses.

NOVONIX™

ASX: NVX | Nasdaq: NVX

7

45X Manufacturing Tax Credits Require Increasing Levels of Non-PFE Sourcing

- 2025 average cell price ~$74/kWh[1] and ~$108/kWh for packs
- 45X tax credits are critical to profitable cell manufacturing in the U.S. as they can earn $35/kWh credit (47% of the price)
- Continued qualification for 45X requires an increasing % of the total material costs to originate from non-PFE[2] sources

Cost Drivers for Battery Cells



Cathode Active Materials 40%
Electrolyte, Separator, Other 38%
Graphite Anode 22%
Predominantly Chinese Manufacturing
Becomes crucial to hitting % Non-PFE Targets

1. 2025 BloombergNEF battery pack and cell price survey
2. Prohibited Foreign Entities (PFEs) under OBBBA defined to be China, Russia, Iran, North Korea

45X Production Tax Credits

$35/kWh of Cells



$10/kWh for Packs



45X Eligibility Requires an Increasing % of Total Material Costs to Come From Non-PFEs



65%
70%
80%
85%
85%
85%
2027
2028
2029
2030
2031
2032

NOVONIX

ASX: NVX | Nasdaq: NVX

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The NOVONIX Difference

Battery Technology Solutions Announced pending divestiture of Battery Technology Services (BTS) division in Feb’26 BTS was not receiving resources needed to meet growth objectives Cathode materials business is at an early stage which will require additional investments for product development (NVX retains 15% ownership) Mount Dromedary Divested mining rights in northern Queensland in Sept’25 Natural Graphite market share is shrinking relative to Synthetic Graphite; NOVONIX does not have the mining know-how, technology, or resources required to be a mining company ASX: NVX | Nasdaq: NVX Divestitures Aimed at Aligning Capital with Strategic Focus The NOVONIX Difference: 100% Synthetic Graphite Focus Outside of China, there is no established synthetic graphite processing knowledge-base that covers defining and measuring specifications, purpose-built equipment, and material formulations NOVONIX has spent the last decade developing these capabilities alongside customers to achieve the performance demanded by EV and ESS applications Synthetic Graphite Know-How Gained Over 10 Years of IP Development

The NOVONIX Difference: Installed Mass Production Capacity NOVONIX has invested ~$200M in the buildout of Chattanooga operations with ~1,400 tonnes of existing annualized capacity installed Graphitization Furnace (Mk 3 & 4) Blending & Finishing Graphitization Furnace (Mk 5) 11 ASX: NVX | Nasdaq: NVX Agglomeration (Installation in Progress) Grinding & Shaping Mills Raw Coke Processing

The NOVONIX Difference: Continuous Graphitization Furnaces


Input Material
Coke
Electric Heat
up to 3,000 °C
Output Material
Graphite

NOVONIX's proprietary graphitization technology delivers materially lower emissions at the process and product level, supporting both regulatory compliance and OEM decarbonization strategies

Graphite Synthesis

Crystallization of carbon to ideal structure for lithium-ion storage → Thermal purification to > 99.98% carbon

Performance Metrics	Acheson	NOVONIX
CO_2 Emissions	> 20 kg CO_2/kg Graphite	< 9 kg CO_2/kg Graphite
Energy Usage	15 kWh/kg Conversion	< 8 kWh/kg Conversion
Production Cycle	~30 Days for Production (Batch)	< 2 Days for Production (Continuious)
Graphitization Yield	~50% Target Material	> 90% Target Material
Insulating Carbon Utilization	3.5 kg Insulation/kg Graphite	< 0.5 kg Insulation/kg Graphite

NOVONIX
ASX: NVX | Nasdaq: NVX
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The NOVONIX Difference: Tier 1 Offtake Secured

A +/- 3-year sampling timeline with significant resource obligations between customers & suppliers creates highly "sticky" commercial partnerships

Opportunity/Lead Collection	Initial Opportunity Engagement	Technical Validation	GT&Cs and Supply Agreement Development		Binding Supply Agreements
Market Opportunity Identification Project Pipeline **3 – 6 Months**	Specification to Product Alignment Value Proposition Evaluations **6 – 12 Months** Customer – Specifications and Battery Product Needs	Initial A-Samples & Measurement Alignment **2 – 6 Months** Customer – Physical Properties and Coin Cells/Single Layer Pouch	Iterative A-Sample Validation: "spec-in" **4 – 9 Months** Customer – Physical Properties and Additional Cell Testing	Pilot B-Sample Validation **6 – 12 Months** Customer – Larger Scale Cell Production and Advanced Testing	Mass Production C-Sample **9 – 18 Months** Final Mass Production D-Sample after C validation Customer – Mass Scale Cell Production and Factory Acceptance Testing before Purchase Order submission



TIER 2 CELL MFG - B
EU CELL MFG - A
+++
INDUSTRIAL GRAPHITE - C
TIER 2 CELL MFG - A
DEFENSE CELL MFG - B
DEFENSE CELL MFG - A
18
EU CELL MFG - B
TIER 1 CELL MFG - B
TOP 5 EV OEM - C
10
INDUSTRIAL GRAPHITE - B
TOP 5 EV/CELL MFG - B
TIER 1 CELL MFG - C
INDUSTRIAL GRAPHITE - A
TIER 1 CELL MFG - A
3
TOP 5 EV/CELL MFG - A

Panasonic ENERGY

PowerCo

- Synthetic graphite for anode active material is highly specialized and critical to overall battery performance
- Understanding needs, specifications, and performance in specific battery designs is critical to meet customer needs and earn business

NOVONIX™

13

4-year commitment totaling 10,000 tonnes following successful qualification 5-year commitment for a minimum of 32,000 tonnes starting in 2027 ASX: NVX | Nasdaq: NVX Customers with Binding Offtakes* Customer Volumes1, 2 Contracted volumes shown require product qualification and are growth dependent on customer plans and capital availability. NVX will add production lines at facilities to generally align with contracted volumes The volumes shown are management’s annual estimates of the offtakes for PowerCo and Panasonic Continuing discussions with other Tier 1 cell manufacturers and OEMs expected to lead to additional contracted volumes of synthetic graphite Currently sampling to 15 current and potential customers Agreements require final product qualification. The NOVONIX Difference: Tier 1 Offtake Secured

Looking Forward

Strategic Capital Deployment – Adjacent Land Investigation Current expansion plan to 50kTpa contemplates two separate locations in Chattanooga, Tennessee  NRS and NES This investigation allows the 50kTpa expansion to be done on one site (one project) Capital savings could be as much as > $200m, along with > millions / year in operational synergies NOVONIX Enterprise South (NES) Layout NOVONIX Riverside (NRS) Layout NOVONIX Riverside Facility Land Acquisition Under Investigation

Key Highlights Driving Future Growth ASX: NVX | Nasdaq: NVX Scaling Operations to Deliver Production Volumes Refine and test production parameters to fully meet EV customer mass production sampling requirements Leverage Riverside engineering to progress further phases of expansion Align future investment in capacity expansion with customer demand Securing Financing to Further Scale Operations Attract additional strategic capital to continue Riverside build out, optimizing for term flexibility and capital cost Continue to invest alongside $100M CMEI grant funds to scale Riverside production Progress the $754M Conditionally Committed Loan from DOE EDF for future capacity expansion Growing Customer Order Book Build on successful technical collaboration, pursuing additional supply agreements to allocate future capacity Continue to refine product portfolio to align with latest customer technology expectations within the synthetic graphite AAM sphere Progress industrial / defense customer discussions following successful delivery of mass-produced sample of industrial grade material

1029 West 19th Street Chattanooga, Tennessee USA, 37408 353 Corporate Place Chattanooga, Tennessee USA, 37419 Contact Information ASX: NVX | Nasdaq: NVX Corporate Operations Mike O’Kronley, CEO Robert Long, CFO Dwayne Johnson, COO Kimberly Heimert, CLRO Suzanne Yeates, Secretary Investor Relations: IR@novonixgroup.com Media Relations: media@novonixgroup.com NOVONIX Limited (ASX:NVX) ACN 157 690 830